

14 April 2005

Securities and Exchange Commission
Office of International Corpor
450 Fifth Street N.W.
Washington DC 20549
United States of America



Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Drilling Report – WA-350-P (Pluto-1), lodged with the Australian Stock Exchange on 14 April 2005.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

ASX ANNOUNCEMENT
(ASX: WPL)


WOODSIDE

TUESDAY, 14 APRIL 2005
11:45AM (WST)

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WA-350-P
PLUTO-1

Woodside Energy Ltd., a wholly owned subsidiary of Woodside Petroleum Ltd., reports that production testing of a second stratigraphic interval in the Pluto-1 exploration well in the Carnarvon Basin has been completed. The test was conducted over an interval of 28.6 metres in Tithonian aged sediments, comprising thin, gas-bearing sands, interpreted earlier from wireline log data. The test established a stabilised gas flow rate of 9.5 million standard cubic feet per day through a 28/64 inch choke. These results confirm the producibility of this poorer quality stratigraphic interval.

Analysis of the wireline log data reveals that the well has encountered net gas pay of approximately 111 metres in Triassic - Lower Jurassic Mungaroo and Brigadier Formations, and overlying Tithonian sediments. This represents a net to gross of approximately 53%, based on the intersected gross gas column of 209 metres. No gas-water contact was intersected in the well; however, approximately 16 metres of additional gross gas column is inferred to be present from pressure data in the well.

The well is now being prepared for abandonment, as planned.

The *'Atwood Eagle'* semi-submersible rig is drilling the well.

Woodside Energy Ltd. has a 100% interest in WA-350-P.